Exhibit 99.3

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

NICE Ltd.

TO THE HOLDERS OF ORDINARY SHARES OF

NICE Ltd. Annual General Meeting of Shareholders The Board of Directors recommends you vote FOR the following proposals:

1. To elect five non-executive directors to the Board of Directors of the Company; 1.a David Kostman 1.b Leo Apotheker 1.c Joseph (Joe) Cowan 1.d Caroline Tsay 1.e Gabi Seligsohn 2. To re-elect an external director to the Board of Directors of the Company; 3. To re-appoint the Company’s independent auditors and to authorize the Board of Directors of the Company or a committee thereof to set their remuneration. FOR AGAINST ABSTAIN

By voting, by means of the enclosed proxy card or a voting instruction form, each shareholder will be deemed to confirm that such shareholder is NOT a controlling shareholder and does NOT have a relevant personal interest in Proposal 2, except for a personal interest that is not a result of such shareholder’s relationship with the controlling shareholders. If you are a controlling shareholder or have a relevant personal interest in the above proposals (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally), please notify the Company's Corporate Secretary and General Counsel, at

+972-9-775-3777 or Alon.Levy@nice.com. I/we plan to attend the Annual General Meeting Yes No Shareholders entitled to notice of and to vote at the annual general meeting shall be determined as of October 27, 2026, the record date fixed by the Board of Directors for such purpose. The signer hereby revokes all previous proxies given by the signer to vote at the annual general meeting or any adjournments thereof. Sign below Date:

The vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF OWNERSHIP AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.

NICE LTD.

13 Zarchin Street, Ra’annana, Israel

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THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF

DIRECTORS OF NICE LTD.

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The undersigned, a shareholder of NICE Ltd. (the “Company”), an Israeli corporation, hereby appoints Alon Levy, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held at the offices of the Company, 13 Zarchin Street, Ra’annana, Israel, on December 3, 2026, at 15:00 Israel time, or at any adjournment thereof, with respect to all of the ordinary shares, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy.

IMPORTANT NOTE: BY EXECUTING THIS PROXY CARD, THE UNDERSIGNED SHAREHOLDER IS CONFIRMING THAT HE, SHE OR IT IS NOT A CONTROLLING SHAREHOLDER AND DOES NOT HAVE A RELEVANT PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 2, EXCEPT FOR A PERSONAL INTEREST THAT IS NOT A RESULT OF SUCH SHAREHOLDER’S RELATIONSHIP WITH THE CONTROLLING SHAREHOLDERS, AND CAN THEREFORE BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR APPROVAL OF THIS PROPOSAL. IF YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A RELEVANT PERSONAL INTEREST IN PROPOSAL 2, PLEASE NOTIFY COMPANY’S CORPORATE SECRETARY AND GENERAL COUNSEL AT +972-9-775-3777 or Alon.Levy@nice.com.

PLEASE SEE THE COMPANY'S PROXY STATEMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED A “CONTROLLING SHAREHOLDER”.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF OWNERSHIP IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT IN ORDER TO ASSURE REPRESENTATION OF THESE SHARES.